

August 28, 2012

Via E-mail
Mr. Daniel R. Sink
Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

      RE: **Kite Realty Group Trust**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 2, 2012
                File No. 1-32268

Dear Mr. Sink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Capitalization of Certain Pre-Development and Development Costs, page 44

1.   We note that you capitalize indirect costs such as interest, payroll, and other G&A costs related to your development activity. Please tell us, and disclose in future Exchange Act reports where significant, the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Same Property Net Operating Income, page 49

2.   We note that your reconciliation of "net operating income – same properties" to "Net loss attributable to common shareholders" includes an adjustment for "Other income (expense), net," which appears to include net operating income for other properties in addition to non-operating income and expenses. Please revise in future Exchange Act

Mr. Daniel R. Sink
Kite Realty Group Trust
August 28, 2012
Page 2

reports to include a separate line for each significant adjustment in the reconciliation to clearly present what items are excluded from this non-GAAP measure. Provide us with your proposed disclosure.

Short and Long-Term Liquidity Needs, page 60

3. We note that you incur significant capital expenditures related to tenant improvements, new development, and redevelopment projects. We also note that you disclose the amount of tenant improvements and external leasing commissions and the amount of recurring capital expenditures on operating properties for the most recent year, and the total amounts incurred on in-process development and redevelopment properties to date. In future Exchange Act reports, please revise to also disclose total capital expenditures by year for development, redevelopment, and other recurring capital expenditures such that the amounts may be reconciled to the amounts in the statements of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant